
Mail Stop 3561

November 6, 2008

Mr. Derek Blackburn
Chief Financial Officer
PureRay Corporation
3490 Piedmont Rd., Suite 1120
Atlanta, GA 30305

>   **Re: PureRay Corporation**
>   **Form 10-Q for the Period Ended July 31, 2008**
>   **Filed September 19, 2008**
>   **File No. 0-32089**

Dear Mr. Emerson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended July 31, 2008

Item 4T. Controls and Procedures, page 9

1. We read that your Chief Executive Officer and your Chief Financial Officer concluded that your disclosure controls and procedures are effective in timely alerting management of any material information relating to you that is required to be disclosed by you in the reports you file or submit under the Securities Exchange Act of 1934. You appear to be providing a partial definition of

disclosure controls and procedures, and it is unclear from this statement whether your disclosure controls and procedures were designed to meet all the criteria of the definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Financial Statements for the Period Ended July 31, 2008

Note 1. Background, page F-4

2. We note your discussion of the merger between PureCanada and NAGA, here and throughout your filing, and we note your presentation of equity accounts following the merger on the face of your balance sheet. As this is a reverse merger treated for accounting purposes as a recapitalization, we believe the most appropriate way to reflect this transaction is to retroactively restate the equity of PureCanada prior to the merger date in a manner similar to a stock split, such that the number of shares outstanding immediately prior to the merger equals the 35,855,000 Exchangeable Shares and 8,963,750 Special Voting Shares received by PureCanada in the merger. We believe that the 13,500,000 shares of common stock held by NAGA immediately prior to the merger should be reflected on a separate line item within the equity statement titled similar to "Shares effectively issued to former NAGA shareholders as part of the July 24, 2008 recapitalization," presented as though this were an issuance of stock on July 24, 2008. Similarly, the 2,000,000 units issued in the private placement on the merger date should be reflected as a separate line item within the equity statement and presented as an issuance of stock and warrants on July 24, 2008. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128. Please provide us with a statement of shareholders' equity covering the periods presented in your Form 10-Q consistent with the guidance above, and tell us how you considered revising your Form 10-Q for this matter. If you continue to believe that the Exchangeable Shares are not, in substance, an obligation of the post-merger entity that should live through the consolidation with Acquisition Sub and be presented on the face of the consolidated balance sheet consistent with Rule 5-02.28 Regulation S-X, please explain to us in detail how you reached this conclusion, including citing the accounting guidance that you are relying upon.

3. We note your discussion of the 2.0 million units issued in a private placement concurrent with the merger. Please tell us how you accounted for the warrants issued in this private placement, and provide us with a copy of the document that specifies the rights and obligations of the warrant holders and of you with respect to these warrants.

Note 4. Shareholders' Equity, page F-6

4. With reference to our comment number 2 above, please provide us with calculations of your earnings per share for each period presented in your Form 10-Q. Refer to SFAS 128 and EITF 03-6, as it appears that the Exchangeable Shares may be participating securities and therefore earnings per share for your common stock should be calculated using the two-class method. With reference to this accounting guidance, please explain to us how you determined these shares should not be included in basic earnings per share, and how you determined it was appropriate to include the Exchangeable Shares in your calculation of diluted earnings per share. Also provide us with your analysis of whether the holders of the Exchangeable Shares have a contractual obligation to share in the losses of the post-merger entity on a basis that is objectively determinable, including providing us with copies of the documents that explain the rights and obligations of these shareholders.

5. We read in Note 4 that diluted loss per share is calculated as if the Exchangeable Shares were exchanged into shares of common stock. Please tell us whether there are any circumstances under which the Exchangeable Shares are convertible into common stock, and if so, please tell us where you have disclosed this matter to your investors as this matter does not appear to have been addressed in your amended Form 8-K filed on October 9, 2008. If the Exchangeable Shares are not convertible into common stock, please revise your disclosure in future filings to clarify, if true, that the Exchangeable Shares are a participating security and are considered in your calculation of both basic and diluted earnings per common share in accordance with SFAS 128 and EITF 03-6.

Exhibits 31.1 and 31.2

6. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. These references are not permissible as the language of the certifications indicated by paragraph b(31) of Item 601 of Regulation S-K should not be altered in any way. In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings, including any amendments we are requesting, your certification language conforms exactly to the applicable rules. In addition,

please have your certifying officers confirm to us that they are signing all of the certifications in their personal capacity.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief